

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2019

Kevin J. Mitchell
Vice President and Chief Financial Officer
Phillips 66 Partners LP
2331 CityWest Boulevard
Houston, TX 77042

> **Re: Phillips 66 Partners LP**
> **Registration Statement on Form S-3**
> **Filed October 25, 2019**
> **File No. 333-234334**

Dear Mr. Mitchell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Our Partnership Agreement
Exclusive Forum, page 28

1. We note that the forum selection provision set forth in Section 16.9(b) of your partnership agreement identifies the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, any other court in the State of Delaware having jurisdiction) as the exclusive forum for certain litigation, including any such matter "brought in a derivative manner on behalf of the Partnership." We further note the references in Sections 16.9(b)(ii) and (b)(iii) to the "jurisdiction of the courts of the State of Delaware," which could be interpreted as referring only to state courts. Please disclose whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act and also whether the references are intended to be limited to state courts. In that regard, we

note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

2. If the forum selection provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your forum selection provision on those holding beneficial interests in the Partnership, including that investors may be subject to increased costs to bring a claim and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas G. Brandt, Esq.